Exhibit 99.1

Canadian Solar and Bank of China Enter Into A C$120 Million Construction Financing Agreement for Solar Power Plant Development in Ontario

ONTARIO, Canada, May 3, 2012 – Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies and Bank of China (Canada) and Bank of China, New York Branch (“Bank of China”), one of the world’s largest banks, today announced that they have signed a ground breaking financing agreement to provide a C$120 Million construction loan facility for solar power plants in Ontario, Canada. The loan facility will be used to support the construction of solar power projects owned by Canadian Solar and which are expected to be built during 2012, 2013, and into 2014.

“We are delighted to announce this agreement with Bank of China, a long time banking partner to Canadian Solar.  Their strength and reputation as a global bank combined with their competitive terms makes them an ideal partner to support the growth of our project business in Ontario. This agreement also represents an important step towards our goal of generating over 40% of our revenue from total solutions in 2013 and beyond,” said Shawn Qu, Canadian Solar’s Chairman and CEO.

Canadian Solar continues to source innovative new banking partners to finance its Ontario and its global pipelines and initiatives.

About Bank of China

Bank of China was formally established in February 1912 and until 1949 served consecutively as the country’s central bank, international exchange bank and specialist international trade bank. In 1994 the bank transformed from a foreign exchange specialist bank into a state owned commercial bank. Bank of China was listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange in June and July of 2006 respectively, becoming the first commercial bank to achieve a dual listing in these markets. Through its commitment to serving the public and developing China’s financial services sector, Bank of China has risen to a leading position in the Chinese as well as global financial community. For additional information please visit: http://www.boc.cn/en

About Canadian Solar

Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release including statements regarding our expected future shipment volumes, gross margins, supply cost, manufacturing capacities, and cell conversion efficiencies, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investors:	Media:
Ed Job, CFA	Suzanne Wilson
Director, Investor Relations	Marketing Coordinator
Canadian Solar Inc.	Canadian Solar Solutions Inc.
ir@canadiansolar.com	suzanne.wilson@na.canadiansolar.com

David Pasquale
Global IR Partners
Tel: +1-914-337-8801
csiq@globalirpartners.com